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[LOGO] INTERTAN, INC.
       3300 Highway #7, Suite 904, Concord, Ontario L4M 4K3

                                                       Exhibit 10(e)

                                                       BRIAN E. LEVY
                                                         President
                                                  Chief Executive Officer
                                                    Tel. (905) 760-9708
                                                     Fax (905)760-9723


September 10, 2001

Mr. Heinz Stier

Dear Heinz:

The following letter is to confirm your employment arrangements with InterTAN, Inc., and replaces your current employment arrangements with InterTAN Canada Ltd. Effective October 1, 2001, you will assume the position of Executive Vice President of the Company. Your compensation and benefits will be as described below and, in consideration, you agree to devote your primary working time, skill, attention and best efforts to the business of InterTAN, Inc., as Executive Vice President. Your responsibilities will include supervision of the Company's supply chain processes, merchandising and marketing, management information systems, store design and construction, and its dealer division and/or such other duties and accountabilities as may be assigned to you by the President and Chief Executive Officer of InterTAN, Inc., from time-to-time. All dollar amounts of pay herein are denominated in Canadian dollars. Unless otherwise stated, paid amounts are effective October 1, 2001.

Base Salary:        Effective October 1, 2001, $223,500 per year. Your salary
                    will be payable bi-weekly in accordance with the Company's normal payroll procedures.

Bonus: Your bonus base will be $147,900, effective October 1, 2001, and subject to annual review. Your bonus may be subject to change, either up or down, depending upon and corresponding to the Company's actual operating performance as compared to the budgets for the fiscal year in accordance with the applicable and current bonus plans duly approved by the Board of Directors.


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Stock Options:      You will be granted an option to purchase 18,000 shares of the Company's stock under the InterTAN, Inc. 1996 Stock Option Plan. The exercise price will be the fair market value of the stock (i.e., NYSE closing price) on the date of the grant. The grant date will be the date the grant is approved by the Board of Directors, which is anticipated to be at their earliest convenience.


Company Car:        You will be provided with a company car for your use that is consistent with Company policy. Insurance, maintenance and operating costs will be administered in accordance with the Company's policy.

Severance Benefits: If your employment is terminated for any reason other than your voluntary resignation from the Company, for "cause" or your death or disability, you shall be entitled to receive severance benefits in an amount equal to twelve months of your then current base salary and the bonus base which would actually be payable under your then current bonus formula, plus you will be given the opportunity to purchase your then current company car for the nominal sum of $1 (all taxes, transfer fees, license fees, inspections, insurance and other items necessary to effect the purchase will be your responsibility) . "Cause" shall, for the purpose of this letter, have such meaning as commonly recognized under the employment laws of the Province of Ontario.

Change of Control:  In the event that there is a Change of Control of the
                    Company ( the occurrence of an event as indicated in Section
                    8.5 of the Company's Deferred Compensation Plan), and if, within 18 months of such Change of Control, your employment is involuntarily terminated or there is a material reduction in the scope and level of your responsibilities, duties or the effective authority associated with your position, you shall be entitled to receive severance benefits in an amount equal to 12 months of your then current base salary and base bonus, payable in one single lump sum payment, and shall be entitled to the continuation of company-paid health, dental and life insurance (then in effect, whether group or non-group) benefits for such 12 month period.

Deferred
Compensation Plan:  You will be eligible to be designated as a Participant in the Company's Deferred Compensation Plan (DCP). I will submit your name to the Board of Directors for approval as a DCP Participant and your "Plan Benefit Amount" will be set at $1,857,000 and will be subject to and payable in accordance with the terms of the DCP. Amounts contemplated under the DCP or any other retirement program are neither due nor payable prior to

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                    the participant's retirement in good standing nor prior to the participant's 55th birthday.


Stock Purchase
Plan: You continue to be eligible to participate in InterTAN, Inc.'s Stock Purchase Plan ("S.P.P."). Under this plan you can make voluntary contributions up to 10% of Base Salary and Bonus; and the Company will match employee contributions pursuant to existing SPP formula, which is currently a 40% matching contribution for the first three years of your participation in the plan, and subsequently 60% and 80% employer contributions in years to follow. Existing S.P.P. terms will apply if you elect to participate.

Group RRSPs:        You will be entitled to participate in this plan to the same extent as other members of the Company's Executive
                    Management in accordance with the Plan's terms.
                    Participation in this plan is at your election and supercedes any RRSP or Company contributing plan in which you may currently be participating.

Insurance:          You will be entitled to participate in the Company's various insurance plans in accordance with their respective terms.
                    You will be provided with life insurance (three times annual base salary) and long term disability insurance, provided that you qualify with the insurance carrier's underwriting requirements. The Company will pay the same proportion of your total premium for each type of insurance as provided to other members of the Executive Management. Participation in this plan is at your election and supercedes any insurance similar plan to which the Company or its divisions or subsidiaries contributes and in which you may currently be participating.

Relocation:         Provided you move your primary residence to the greater
                    Barrie area within 30 months of your initial employment date with InterTAN, Canada, the Company will reimburse all reasonable out of pocket moving expenses. All moving expenditures require my prior approval and we reserve the right to choose vendors.

Vacation:           You will be entitled to five weeks vacation per year. This program will be administered accordingly to Company policy.
                    No carry-over of unused vacation time.



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If the foregoing accurately sets forth our understanding, please acknowledge below and return a copy of this letter.

Sincerely,
InterTAN, Inc.,

/s/ Brian E. Levy

Brian E. Levy
President,
Chief Executive Officer

                                  ************

Accepted and agreed to this     day of September, 2001.



                                            /s/ Heinz Stier
-----------------------------------         -----------------------
Witness                                     Heinz Stier



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